Mail Stop 03-08


										March 16, 2005

By Facsimile and U.S. Mail

Ms. Tammy Francis
Controller and Chief Financial Officer
Wellco Enterprises, Inc.
150 Westwood Circle
Waynesville, NC 28786

	RE:	Wellco Enterprises, Inc.
		Form 10-K for the fiscal year ended July 3, 2004
		Filed October 1, 2004
      Forms 10-Q for the quarterly periods ended October 2, 2004 and
January 1, 2005
		File No. 1-05555

Dear Ms. Francis:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended July 3, 2004

General

1. Unless otherwise indicated, where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

Cover Page

2. In future filings, please revise to state the aggregate market value of voting and non-voting common equity held by non-affiliates as of the last business day of your most recently completed second fiscal quarter.

Item 9A.  Controls and Procedures

(b)  Changes in Internal Controls, page 6

3. Please refer to Item 308(c) of Regulation S-K and revise your disclosure to indicate whether there were "any changes," not just "significant" changes, in your internal control over financial reporting during your last fiscal quarter that materially affected, or are reasonably likely to materially affect your internal control over financial reporting.

Please also confirm to us supplementally that there were no changes in your internal control over financial reporting that occurred during the fourth quarter of fiscal 2004 that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

2004 Annual Report

Management`s Discussion and Analysis of Results of Operations and
Financial Condition

Results of Operations, page 4

4. Throughout MD&A, you use the term "excess costs." Please clarify your disclosure to indicate exactly what this term means in the context of your discussion.

Liquidity and Capital Resources, page 12

5. Your presentation of income before depreciation and other non-cash adjustments represents a non-GAAP measure subject to the disclosure and reconciliation requirements of Item 10(e) of Regulation S-K. Based on the context of your disclosure, we assume this measure is intended as a liquidity and not a performance measure. If our assumption is incorrect, please advise. Otherwise, please revise your disclosures as follows:

(a) identify this measure as a non-GAAP liquidity measure;
(b) provide a detailed reconciliation to cash flows from operating activities;
(c) indicate the substantive reasons why you believe presentation of this non-GAAP measure provides useful information to investors;
and
(d) disclose how  management uses this non-GAAP measure.

Additionally, please present cash flows from investing and financing activities alongside this non-GAAP liquidity measure. See
Question
12 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued on June 13, 2003, which is available on our website, www.sec.gov.

6. Please consider revising your contractual obligations table to include:

(a) interest payments on your debt; and
(b) required and planned funding of your pension and retiree health benefits plans.

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item(s) and provide any additional information that is material to understanding your cash requirements.
See Item 303(a)(5) of Regulation S-K and footnote 46 to SEC
Release
No. 33-8350.

Financial Statements

Notes to Consolidated Financial Statements

2.  Summary of Significant Accounting Policies, page 20

General

7. Please disclose the types of expenses that you include in the cost of sales and services line item and the types of expenses that you include in the general and administrative expenses line item. In doing so, please disclose specifically whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and the other costs of your distribution network in cost of sales and services. If you currently exclude a significant portion of these costs from cost of sales and services, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of sales and services and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as general and administrative expenses. To the extent the excluded costs are material to your operating results, quantify these amounts in MD&A. If you determine that these amounts are immaterial for disclosure, please supplementally provide us with your qualitative and quantitative assessment of materiality for all periods presented.
9.  Pension Plans, page 26

8. Please disclose your investment polices and strategies, including target allocation percentages or range of percentages for each major category of plan assets. Additionally, please disclose the basis used to determine the overall expected long-term rate-of-return-on assets assumption. Refer to paragraphs 5.d.(2) and 5.d.(3) of SFAS
132(R).

9. Please disclose the measurement date(s) used to determine the pension and other retiree health benefit measurements. See paragraph
5.k. of SFAS 132(R).

22.  Subsequent Event, page 40

10. Please confirm to us supplementally that it has been your consistent accounting policy to record reimbursements under the Puerto Rico government program in the fiscal period in which the reimbursements are received. Also help us understand why it is your policy to record these payments on a cash basis, rather than accruing
them as earned.   As a result of this policy, we note that in
periods
of "surge" production, reported gross margins are relatively low whereas in the following period when the labor reimbursements are received, recorded gross margins are relatively high.

Report of Independent Registered Public Accounting Firm, page 41

11. Please amend your filing to include a revised audit report which
states that the audit was conducted in accordance with the
standards
of the Public Company Accounting Oversight Board (United States). Your current audit report, which refers to the "auditing" standards of the Public Company Accounting Oversight Board (United States)
is
not sufficient in this regard as the reference to the standards of the Public Company Accounting Oversight Board (PCAOB) should not be
limited in any way.   Please refer to PCAOB Auditing Standard No.
1
and SEC Release 34-49707.


*    *    *    *


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your amended filing and response letter on EDGAR. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

		If you have any questions regarding these comments, please direct them to Staff Accountant Yong Kim at (202) 942-2904. In her absence, direct your questions to Robyn Manuel at (202) 942-7786. Any other questions regarding disclosures issues may be directed to me at (202) 942-2905.


							Sincerely,



							George F. Ohsiek
							Branch Chief


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Ms. Francis
Wellco Enterprises, Inc.
Page 2